

Mail Stop 3720

August 15, 2007

Mr. Russell L. Wall
Chief Executive Officer
OnScreen Technologies, Inc.
600 NW 14th Avenue, Suite 100
Portland, Oregon 97209

Re: **OnScreen Technologies, Inc.**
             Registration Statement on Form SB-2
             Amendment 1 Filed July 18, 2007
             File No. 333-140147

Dear Mr. Wall:

        We have limited our review of your Form SB-2 to those issues we have addressed
in our comments. Where indicated, we think you should revise your documents in
response to these comments. If you disagree, we will consider your explanation as to why
our comment is inapplicable or a revision is unnecessary. Please be as detailed as
necessary in your explanation. In some of our comments, we may ask you to provide us
with information so we may better understand your disclosure. After reviewing this
information, we may or may not raise additional comments.

        We look forward to working with you in these respects. We welcome any
questions you may have about our comments or any other aspect of our review. Feel free
to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to prior comment 1. Please further revise to include
        financial statements for the quarter ended June 30, 2007.

2.   We note your response to our prior comment six and the added disclosure to Item
        26. Please revise your disclosure to include the apparent sale of securities on
        May 9, 2007 to Central Finance LLC, as disclosed in your Form 8-K filed on May
        15, 2007. Additionally, please revise your disclosure to update the events

discussed in such Form 8-K and explain the significance of the actions taken, especially with respect to the rights and preferences of the Series C Preferred. Include any Item 403 (c) disclosure necessary.

Moreover, the disclosure included in Item 26 does not appear to reflect the rise in the number of issued and outstanding common shares, as disclosed in the company's filings for the relevant time period and as noted on page 22 of your registration statement.

Please include the detailed disclosure required by Item 701 of Regulation S-B for all sales of unregistered securities in the past three years, which would include sales of common stock, preferred stock, option, warrants and debt securities. To provide context, disclose the amount sold prior to any split or reverse split of your securities and provide the adjusted amount sold taking into account any split or reverse split.

Special Note Regarding Forward-Looking Statements, page 11

3.   We note your reference to the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Please note that this safe harbor is not available to issuers of penny stock. Therefore, please remove the reference.

Selling Shareholders, page 12

4.   We note your response to our prior comment nine. Please disclose the natural person(s) who exercise voting and/or dispositive powers with respect to the following entities:
- James C. Czirr Trust
- Kjell H. Qvale Survivors Trust
- Price Trust
- Strusser 1999 Trust
- Taylor Family Trust

Circumstances Under Which Selling Shareholders Acquired or May Acquire Securities…, page 17

5.   We note your response to our prior comment 12. Confirm in your response letter than no interest payments were made to any of the convertible note holders prior

to their conversion. If this is not the case, revise your tabular disclosure to disclose interest payments made to each investor.

6.   We note your response to our prior comment 13. Further revise the tabular disclosure to disclose the conversion price for each of the holders on the date of their conversion.

7.   We note your response to our prior comment 17. Please confirm that you have never registered shares for resale for any of the selling shareholders. If this is not the case, we reissue our prior comment 17.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

8.   We note your response to our prior comment 22. It appears that you have simply removed the liquidity section from your MD&A. We also continue to note other disclosure in your prospectus, i.e., on page six, relating to management's belief that financing will be available to fund operations until revenue streams are sufficient to fund operations. You then state that there is no assurance such financing will close. If there is no assurance this financing will close, provide us with the basis for management's belief that it will be available. In doing so, quantify your current working capital needs and allocate the amounts necessary over the next 12 months to cover all budgeted expenses deemed material.

Beneficial Interest Table, page 59

9.   We note your response to our prior comment 28. Please reconcile the number and percentage of shares beneficially owned by the following persons/entities with the amount listed in the selling shareholder table and advise as to any apparent inconsistencies:
- Bradley J. Hallock (10,284,540 vs. 10,670,000)
- Kjell H.Qvale (7,500,000 vs. 20,000,000).

10.   Please advise whether the holdings of:
- Newport Ventures and Clifford Melby; and
- Kjell H. Qvale Survivors Trust and Bruce H. Qvale;

should be aggregated and, if not, why not.

*   *   *

   As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

   You may contact John Zitko, Staff Attorney, at (202) 551-3399, or Michele Anderson, Branch Chief, at (202) 551-3833, with any questions.

             Sincerely,

             Larry Spirgel
             Assistant Director

cc: Michael T. Cronin, Esq.
   Johnson, Pope, Bokor, Ruppel & Burns LLP

Fax: (727) 462-0365